Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

Robert A. Cantone
Member of the Firm d 212.969.3235 f 212.969.2900 rcantone@proskauer.com www.proskauer.com

April 8, 2010

Kathleen Krebs, Esq., Special Counsel

Jessica Plowgian, Esq., Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Comtech Telecommunications Corp.

Form 10-K for the year ended July 31, 2009 (the “Form 10-K”)

Filed September 23, 2009

File No. 0-07928

Dear Ms. Krebs and Ms Plowgian,

On behalf of Comtech Telecommunications Corp. (the “Company”), this is to confirm that, pursuant to the telephone discussion on April 6, 2010 among representatives of, and advisors to, the Company and you regarding your letter dated February 2, 2010 offering comments on the above-referenced filing and the Company’s response letter dated March 9, 2010, the Company will provide you a supplemental response letter on or before May 4, 2010 addressing the matters covered in that telephone discussion.

Very truly yours,

/s/ Robert Cantone

Robert A. Cantone

cc:	Michael D. Porcelain

Senior Vice President, Chief Financial Officer

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